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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers 11 Commercial and 21 Executive Jets in 2Q22

•	In the first half, Embraer delivered 17 commercial and 29 executive jets
•	Firm order backlog reached US$ 17.8 billion at the 2Q22

São José dos Campos - Brazil, July 25, 2022 – Embraer (NYSE: ERJ; B3: EMBR3) delivered 32 jets in the second quarter of 2022, of which 11 were commercial and 21 were executive jets (12 light and nine large). As of June 30, the company has delivered a total of 46 aircraft (17 commercial and 29 executive). The firm order backlog ended 2Q22 at US$17.8 billion, the highest level since 2Q18, driven by new sales of aircraft and services, an increase of 12% when compared to the US$15.9 billion recorded in the same period in 2021.

During the period, Embraer welcomed Sky High from the Dominican Republic to the E-Jets operators family, which will operate two first-generation E190 jets. These aircraft will be covered by the Pool Program, whose contract was announced by Embraer Services & Support.

In June, Embraer signed a firm order to convert up to 10 E-Jets into passenger to freight (P2F) aircraft with an “undisclosed” customer. The aircraft will come from this customer's current fleet of E-Jets, with deliveries starting in 2024. This is the first firm contract for the conversion of E-Jets, and the second agreement for this type of operation. In another contract, announced in May, Embraer and Nordic Aviation Capital (NAC) agreed up on to 10 conversion positions for the E190F/E195F jets.

Also in the second quarter of 2022, Embraer Defense & Security delivered the last modernized AF-1 fighter jet to the Brazilian Navy. In the business aviation market, the results and growing demand confirm Embraer's solid positioning in the light and midsize jet segments.

Farnborough Airshow (FIA) 2022

Last week, during the Farnborough Airshow, Embraer Commercial Aviation announced the sale of 20 E195-E2 jets to Porter Airlines from Canada, which will be included in the firm order backlog for the third quarter of 2022. The Canadian airline now has 50 firm orders and 50 purchase rights for the E195-E2 model. At the same event, Embraer announced a firm order from Alaska Air Group for eight additional E175 jets, which are already included in the 2Q22 backlog, and 13 purchase rights.

Embraer Services & Support announced a renewal and expansion agreement with LOT Polish Airlines for the Pool Program. The long-term agreement will cover a total of 44 E-Jets. And NAC announced a memorandum of understanding (MoU) for Astral Aviation, based in Nairobi, Kenya, to carry out the conversion of the first two passenger to freight (P2F) aircraft from the E190F model.

Embraer Defense & Security established cooperation agreements with BAE Systems through two MoUs aimed at expanding the companies' operations in the global defense market. The first one aims to promote the C-390 in Middle Eastern markets (initially in the Kingdom of Saudi Arabia), and the other confirms an intention to create a joint venture to develop a defense variant of Eve’s electric vertical take-off and landing (eVTOL) vehicle.

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About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	**568**	**565**	**3**
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadalupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldavia)	1	1	-
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	4	4	-
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
China Southern (China)	20	20	-
CIAF (Egypt)	3	-	3
CIT (USA)	7	7	-
Conviasa (Venezuela)	16	16	-
Copa (Panama)	15	15	-
Dniproavia (Ukraine)	5	5	-
ECC Leasing (Ireland)	1	1	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	9	9	-
Hainan (China)	50	50	-
Hebei (China)	6	6	-
JAL (Japan)	14	14	-
JetBlue (USA)	64	64	-
Kenya Airways (Kenya)	10	10	-
KLM (The Netherlands)	26	26	-
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAC / Aldus (Ireland)	21	21	-
NAC / Jetscape (USA)	9	9	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Austria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TAME (Ecuador)	3	3	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Australia (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations